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SUB-ITEM 77D: POLICIES WITH RESPECT TO SECURITY INVESTMENT

Effective October 13, 2009, the Board of Trustees of the Trust approved a change to the Trust's investment practice to permit the Trust to invest, without limit, in private placement securities in order to enhance portfolio management flexibility in managing the Trust.